1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

August 18, 2020

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me, Christopher Dailey, and Christopher Dotson of Dechert LLP during a recent telephonic discussion on August 6, 2020 with respect to your review of the Registrant’s preliminary proxy materials filed with the Securities and Exchange Commission on July 29, 2020 (“Preliminary Proxy Materials”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Materials.

1.	Comment: Please ensure the pagination in the definitive proxy statement corresponds with the page references contemplated in the proxy statement.

Response: The Registrant will confirm the definitive proxy statement’s pagination with its financial printer prior to filing and mailing.

2.	Comment: Going forward, when filing preliminary proxy statements, please clearly mark the preliminary proxy statement as “Preliminary” as required by Rule 14a-6(e)(1).

Response: The Registrant will include such a mark in future preliminary proxy filings consistent with this comment.

3.

Comment: Within the “Trustees’ Considerations” section of “Proposal 1”, please confirm whether the Board considered any additional factors. If so, please supplement the existing disclosure in the definitive proxy statement.

Response: The Registrant confirms that the proxy statement discusses the material factors and considerations that form the basis of the Board’s decision to approve the Sub-Advisory Agreement and recommendation that Shareholders approve Proposal 1.

4.

Comment: Within the “Vote Required for Approval of Matters at the Meeting” section, please disclose how broker non-votes will be counted pursuant to Item 21(b) of Schedule 14A. If broker non-votes are inapplicable to the Proposals, please so describe in the definitive proxy statement.

Response: The Registrant has revised the proxy statement to include the following disclosure regarding broker non-votes:

Ordinarily, broker non-votes, if any, would be counted as shares present and entitled to vote for purposes of determining whether a quorum is present, but would not be counted as a vote in favor of any Proposal. However, because each Proposal is considered non-routine, broker non-votes are inapplicable to this solicitation and will have no impact on establishing quorum or the votes cast for or against any Proposal.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll
Brenden P. Carroll

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Christopher Dailey, Dechert LLP

Christopher Dotson, Dechert LLP